                                 SCHEDULE 14A
                                (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[_]  Preliminary Proxy Statement             [_]  Confidential, For Use of
[_]  Definitive Proxy Statement                   the Commission Only (as
[_]  Definitive Additional Materials              permitted by Rule 14a-6(e)(2))

[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                        QUICKTURN DESIGN SYSTEMS, INC.

               (Name of Registrant as Specified In Its Charter)

                         CADENCE DESIGN SYSTEMS, INC.

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)   Title of each class of securities to which transaction applies:

     (2)   Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)   Proposed maximum aggregate value of transaction:

     (5)   Total fee paid:

[_]  Fee paid previously with preliminary materials.
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)   Amount Previously Paid:

     (2)   Form, Schedule or Registration Statement No.:

     (3)   Filing Party:

     (4)   Date Filed:

     On January 8, 1999, Mentor Graphics Corporation announced that it had withdrawn its call for a special meeting of Quickturn stockholders and terminated its tender offer, proxy solicitation and proposal to acquire Quickturn Design Systems, Inc. ("Quickturn").

     In addition, on January 11, 1999, Cadence Design Systems, Inc. ("Cadence") and Quickturn issued the attached joint press release.

                     SOLICITATION EXPENSES AND PROCEDURES

     On January 8, 1999, Morrow & Co., Inc. distributed a mailing of proxy materials on behalf of Cadence to Quickturn Stockholders of record as of the Record Date. Morrow & Co., Inc. may receive compensation from Cadence for such distribution.

FOR IMMEDIATE RELEASE

                  HART-SCOTT-RODINO WAITING PERIOD EXPIRES FOR
                           CADENCE - QUICKTURN MERGER

SAN JOSE, Calif., January 11, 1998 -- Cadence Design Systems, Inc. (NYSE: CDN) and Quickturn Design Systems, Inc. (Nasdaq: QKTN) announced today that, in connection with their previously announced merger agreement, the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without a request for additional documents or information. The transaction remains subject to Quickturn stockholder approval and certain other conditions outlined in the merger agreement.

As previously announced on January 5, 1999, Cadence and Quickturn amended their definitive merger agreement to increase to $15 from $14 the amount of Cadence stock that Quickturn stockholders will receive for each Quickturn share they own. Under terms of the Cadence-Quickturn merger agreement, Cadence will acquire Quickturn in a tax-free, stock-for-stock transaction with an aggregate purchase price of approximately $271 million for all of the outstanding shares of Quickturn.

Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtMETM) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013;
Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

Cadence Design Systems, Inc. provides comprehensive services and software for the product development requirements of the world's leading electronics companies. Cadence is the largest supplier of software products, consulting services, and design services used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronic-based products. With more than 4,000 employees and 1997 annual sales of $916 milion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif. and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services may be obtained from the World Wide Web at http://www.cadence.com.

                                     # # #

Contacts:

     Cadence Design Systems, Inc.  Quickturn Design Systems, Inc.
     Ray Bingham  (Investors)      Ray Ostby
     (408) 944-7503                (408) 914-6000
     Laurie Stanley
     (408) 428-5019

     Gavin Anderson & Co.          Abernathy MacGregor Frank
     Robert Mead                   Pauline Yoshihashi / Matt Sherman
     (212) 373-0226                (213) 630-6550 / (212) 371-5999